

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2022

Aviram Lahav
Chief Financial Officer
ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv 61202 Israel

       Re: ICL Group Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2020
          Filed March 2, 2021
          File No. 001-13742

Dear Mr. Lahav:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Life Sciences